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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                         Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

     This form may be filed by an investment  company ("fund") that is currently registered  with the  Securities  and Exchange  Commission  under the Investment
Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.    To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:
      (a)   The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");
      (b)   The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");
      (c)   The fund qualifies for an exclusion from the definition of
            "investment company" under section 3(c)(1) or section 3(c)(7) of the
            Act ("Abandonment of Registration"); or
      (d)   The fund has become a business development company ("Business
            Development Company").

     2. If the fund is not  eligible  to use this form,  refer to rule 0-2 under the Act [17 CFR 270.0-2] for general  instructions on filing an application with the Commission.  Applications  for  deregistration  pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T
[17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

     3. This  form and all  exhibits  must be  submitted  electronically  to the
Commission  in accordance  with rule  101(a)(1)(iv)  of  Regulation  S-T [17 CFR
232.101(a)(1)(iv)] and the EDGAR Filer Manual.

     4.  Amendments  to  this  form  also  must  be  filed  electronically  (see
Instruction 3 above), and must include a verification  identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

     6. Funds are reminded of the  requirement to timely file a final Form N-SAR with the  Commission.  See rule 30b1-1 under the Act [17 CFR  270.30b1-1];  Form
N-SAR [17 CFR 274.101].

SEC's Collection of Information

     An agency  may not  conduct or  sponsor,  and a person is not  required  to respond to, a collection of information unless it displays a currently valid OMB control  number.  A fund  that  wishes to  deregister  and is in one of the four categories  in  Instruction 1 may use this form.  The principal  purpose of this collection  of  information  is to enable the  Commission  to  determine  that a registered  investment company has ceased to be an investment company as defined by the Act or is a business  development  company. The Commission estimates that the burden for completing  this form will be  approximately  3 hours per filing.
Any member of the public may direct to the  Commission  any comments  concerning the  accuracy  of the burden  estimate  of this form,  and any  suggestions  for reducing this burden.  This  collection of information  has been reviewed by the
Office of Management and Budget in accordance with the clearance requirements of
44  U.S.C.ss.3507.  Responses to this collection of information will not be kept confidential.

                          TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.  General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see
   Instruction 1 above):

         [    ]       Merger

         [ X  ]       Liquidation

         [    ]      Abandonment of Registration

         (Note: Abandonments of Registration answer only questions 1 through 15,
          24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company

        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund:  Oppenheimer Special Value Fund

3.     Securities and Exchange Commission File No.: 811-10257

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

         [ X ] Initial Application [  ] Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State,
    Zip Code):

         OppenheimerFunds, Inc., 6803 South Tucson Way, Englewood, CO 80112

6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Deborah A. Sullivan, Esq.
        Assistant Counsel
        OppenheimerFunds, Inc.
        2 World Financial Center
        225 Liberty Street
        New York, NY  10080
        212-323-0602

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        OppenheimerFunds Services
        6803 South Tucson Way
        Englewood, CO 80112
        303-768-3200

8.  NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

         [X]    Management company;

         [ ]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

         [X] Open-end    [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware,
    Massachusetts):

           Massachusetts

     11.  Provide  the name and address of each  investment  adviser of the fund
(including  sub-advisers)  during  the  last  five  years,  even  if the  fund's contracts with those advisers have been terminated:

     OppenheimerFunds, Inc.
     2 World Financial Center
     225 Liberty Street
     New York, NY  10080

     12. Provide the name and address of each principal  underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         OppenheimerFunds Distributor, Inc.
         2 World Financial Center
         225 Liberty Street
         New York, NY  10080

13.    If the fund is a unit investment trust ("UIT") provide:

(a)    Depositor's name(s) and address(es):

(b)    Trustee's name(s) and address(es):

     14. Is there a UIT  registered  under the Act that  served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes     [X] No

         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-______

                  Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes    [ ] No

                  If Yes, state the date on which the board vote took place:

         April 17, 2003

                  If No, explain:

(b) Did the fund obtain approval from the  shareholders  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes    [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

      All shareholders voluntarily exchanged or liquidated out of Fund prior to liquidation.

II. Distributions to Shareholders

16.      Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [X] Yes      [ ] No

(a)   If Yes, list the date(s) on which the fund made those distributions:

        May 16, 2003

    (b)  Were the distributions made on the basis of net assets?

                     [X] Yes       [  ] No

     (c) Were the distributions made pro rata based on share ownership?

                     [X] Yes      [  ] No

     (d) If No to (b) or (c)  above,  describe  the method of  distributions  to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)    Liquidations only:
                Were any distributions to shareholders made in kind?

                      [  ] Yes      [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
           Has the fund issued senior securities?

           [ ] Yes    [ ] No

   If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes    [ ] No

         If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

(b)  Describe the relationship of each remaining shareholder to the fund:

19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes    [X] No

     If Yes,  describe  briefly  the  plans  (if any) for  distributing  to,  or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?
         (See question 18 above)

         [  ] Yes    [X] No

         If Yes,
         (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

                  [ ] Yes    [ ] No

     21.  Does the fund  have any  outstanding  debts  (other  than  face-amount certificates  if the fund is a  face-amount  certificate  company)  or any other liabilities?

         [  ] Yes    [X] No

         If Yes,

         (a)   Describe the type and amount of each debt or other liability:

         (b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.    (a)     List the expenses incurred in connection with the Merger or
               Liquidation:

(i)   Legal expenses: $0

(ii)  Accounting expenses: $0

(iii) Other expenses (list and identify separately): $0

(iv)  Total expenses (sum of lines (i)-(iii) above):  $0

     (b)  How were those expenses allocated?  N/A

     (c)  Who paid those expenses? N/A

     (d)  How did the fund pay for unamortized expenses (if any)?

          No unamortized expenses at liquidation date.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes    [X] No

     If Yes, cite the release numbers of the  Commission's  notice and order or, if no notice or order has been issued,  the file number and date the application was filed:

V. Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

           [ ] Yes    [X] No

   If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ] Yes    [X] No

       If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.   (a)    State the name of the fund surviving the Merger:

(b)   State the Investment Company Act file number of the fund surviving the
Merger: 811-

(c)  If the merger or reorganization agreement has been filed with the
Commission, state the file number(s), form type used and date the agreement was filed:

(d)  If the merger or reorganization agreement has not been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The  undersigned  states  that (i) he or she has  executed  this  Form N-8F application  for an order under  section 8(f) of the  Investment  Company Act of
1940 on behalf of  Oppenheimer  Special  Value Fund (ii) he is the  Secretary of
Oppenheimer Special Value Fund and (iii) all actions by shareholders, directors, and any other body  necessary to authorize the  undersigned  to execute and file this Form N-8F application have been taken. The undersigned also states that the facts  set  forth  in this  Form  N-8F  application  are true to the best of his knowledge, information and belief.

                                           Oppenheimer Special Value Fund

                                           By: /s/ Robert G. Zack
                                               -------------------------
                                               Robert G. Zack, Secretary
                                               December 1, 2003